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                                                                   Exhibit 99.5
                                                         AS EXECUTED - CONFORMED

                        KBI LIMITED SUBLICENSE AGREEMENT


                  This KBI LIMITED SUBLICENSE AGREEMENT ("Agreement") is made as of July 1, 1998 by and between Astra Merck Enterprises Inc., a corporation organized and existing under the laws of the State of Delaware ("KBI-E"), and Astra Merck Inc., a corporation organized and existing under the laws of the State of Delaware ("KBI").

                                    Recitals

         WHEREAS, Astra AB ("KB"), Merck & Co., Inc. ("TR"), KBI, KBI Sub Inc. ("KBI Sub"), KBI-E and certain related parties have entered into that certain Master Restructuring Agreement dated as of June 19, 1998 (the "Master Restructuring Agreement"); and

         WHEREAS, KB and KBI have entered into that certain Amended and Restated License and Option Agreement made as of July 12, 1982 and amended and restated as of the date hereof, as such agreement is amended, modified, supplemented or restated from time to time (the "KBI License"), pursuant to which KB has licensed to KBI the right under certain Licensed Patents, Trademarks and Technical Information to make, have made, use and sell certain Licensed Compounds in the Territory and has granted to KBI options to obtain licenses with respect to certain Compounds; and

         WHEREAS, pursuant to the Trademark Rights Contribution Agreement and the Selected Compounds Contribution Agreement (as each such term is defined in the Master Restructuring Agreement), which agreements have been or are being assigned by KBI Sub to Astra Pharmaceuticals, L.P., a limited partnership organized and existing under the laws of the State of Delaware (the "Partnership"), pursuant to the KBI Sub Assignment and Assumption Agreement (#1) and the KBI Sub Assignment and Assumption Agreement (#2) (as each such term is defined in the Master Restructuring Agreement), KBI has assigned to the Partnership all of its rights with respect to Trademarks and all of its rights with respect to Selected Compounds (as defined in the Selected Compounds Contribution Agreement) and certain rights with respect to Selected Uses (as defined in the Selected Compounds Contribution Agreement) for Licensed Compounds; and

         WHEREAS, KBI has previously sublicensed to KBI-E certain rights under the KBI License with respect to the Compounds omeprazole and felodipine pursuant to the Sublicense Agreement dated as of February 15, 1995, between KBI and KBI-E; and

         WHEREAS, pursuant to that certain Assignment and Assumption of Amended and Restated License and Option Agreement (the "KBI-E Assignment") dated as of the date hereof by and between KBI-E and KBI, KBI has assigned to KBI-E all of KBI's remaining rights and obligations under the KBI License as a contribution to the capital of KBI-E; and pursuant to the KBI-E Asset Contribution Agreement (as defined in the Master Restructuring Agreement), which agreement has been assigned by KBI Sub to the Partnership, KBI-E has assigned to the Partnership, among other things, all of its rights with respect to the Selected Uses (as defined in the KBI-E Asset Contribution Agreement) of the Compounds omeprazole and felodipine; and
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         WHEREAS, KBI-E and KBI now wish to enter into a non-exclusive sublicense of KBI-E's rights under the Licensed Patents and Technical Information, as such rights are set forth in the KBI License and assigned to KBI-E pursuant to the KBI-E Assignment, to make and have made Licensed Compounds for the sole purpose of supplying Distribution Products (as defined in the Distribution Agreement) to the Partnership (or any permitted assignee or subdistributor) pursuant to the KBI Supply Agreement and Exclusive Second Look Products and Non-Exclusive Second Look Products (each as defined in the Manufacturing Agreement) to any permitted sublicensee or distributor of KBI-E, all pursuant and subject to the terms of this Agreement.

                  NOW, THEREFORE, in consideration of the premises and the covenants and conditions herein contained, the parties hereby agree as follows:

A.       DEFINITIONS

                  Without limiting any other terms defined herein, as used in this Agreement the following terms shall have the following respective meanings:

Agreement shall have the meaning set forth in the Preamble.

Confidential Information shall have the meaning set forth in the Master Restructuring Agreement.

Distribution Agreement shall have the meaning set forth in the KBI License.

KB shall have the meaning set forth in the Recitals.

KBI shall have the meaning set forth in the Preamble.

KBI-E shall have the meaning set forth in the Preamble.

KBI-E Asset Option Agreement shall have the meaning set forth in the KBI
License.

KBI-E Assignment shall have the meaning set forth in the Recitals.

KBI License shall have the meaning set forth in the Recitals.

KBI Supply Agreement shall have the meaning set forth in the Manufacturing Agreement.

Licensed Compound shall have the meaning set forth in the KBI License, except that as used herein "Licensed Compound" shall not include any Selected Compounds or any rights with respect to the Selected Uses of any Licensed Compound.

Manufacturing Agreement shall have the meaning set forth in the KBI License.

Master Restructuring Agreement shall have the meaning set forth in the Recitals.

Non-Affiliate shall have the meaning set forth in the KBI License.


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Partnership shall have the meaning set forth in the Recitals.

Selected Compounds Contribution Agreement shall have the meaning set forth in the Recitals.

TR shall have the meaning set forth in the Recitals.

Capitalized terms used but not defined in this Agreement shall have the definitions set forth in the KBI License or the Manufacturing Agreement, as the case may be.


B.       KBI-E SUBLICENSE

         1.       Grant and Assumption of Sublicense.

                  (a) KBI-E hereby grants KBI a non-exclusive sublicense of KBI-E's rights under the Licensed Patents and Technical Information, as such rights are set forth in the KBI License, with the right to sublicense, to make and have made Licensed Compounds in any form in the Territory for the sole purpose of supplying Distribution Products to the Partnership (or any permitted assignee or subdistributor) pursuant to the KBI Supply Agreement and Exclusive Second Look Products and Non-Exclusive Second Look Products Agreement to any permitted sublicensee or distributor of KBI-E.

                  (b) KBI hereby accepts such sublicense and assumes, covenants and agrees to comply with the obligations of KBI-E under the KBI License insofar as such obligations relate to the sublicense and rights granted by KBI-E pursuant to Section B.1(a) hereof.

                  (c) When and to the extent that any Group C Compound becomes covered by the license granted under the KBI License, such Group C Compound shall automatically at such time be deemed to be covered by the sublicense and rights granted hereunder. When and to the extent that the license for any Licensed Compound under the KBI License is terminated, such Licensed Compound shall at such time cease to be covered by the sublicense granted hereunder.

                  (d) Upon the instruction of KBI-E, which instruction may be given in KBI-E's sole discretion, KBI shall request that KB USA enter into an exclusive toll manufacturing arrangement relating to the Packaging Manufacturing Stage for a KB Pipeline Product (as such terms are defined in the Manufacturing Agreement) with KBI on terms mutually agreeable to KBI-E, KBI and KB USA. Any such request shall be made within thirty (30) days after the exercise by the Partnership of the option referred to in Section C.1 of the Distribution Agreement for any Group C Compound contained in such KB Pipeline Product or within thirty (30) days after the commencement of Phase III Clinical Evaluation for any additional KB Pipeline Product containing such Licensed Compound.

                  (e) The parties acknowledge that KBI shall enter into the Manufacturing Agreement pursuant to which KB and TR and their Affiliates and subcontractors and certain other Producers (as defined in the Manufacturing Agreement) may perform certain Manufacturing Stages (as defined in the Manufacturing Agreement). Except as specifically provided otherwise, all rights granted to KBI hereunder are subject to the following conditions and limitations: (i) neither KB nor any of its Affiliates or subcontractors shall perform in the


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Territory pursuant to the Manufacturing Agreement any Manufacturing Stage (other than toll Packaging by KB USA as the Producer for the Packaging Manufacturing Stage or by any of its Affiliates as subcontractors of KB USA) with respect to any Product without the prior written consent of KBI-E, which consent may be given or withheld in KBI-E's sole discretion, and (ii) neither KB USA nor any of its subcontractors may perform pursuant to the Manufacturing Agreement the Packaging Manufacturing Stage with respect to any Product outside the Territory without the prior written consent of KBI-E, which consent may be given or withheld in KBI-E's sole discretion; provided, however, that KB (and its Affiliates) may continue to perform any Manufacturing Stage in the Territory with respect to an Acquired Compound.

         2.       Royalties.

                  (a) KBI shall pay royalties to KBI-E with respect to the Licensed Compounds in an amount equal to 99% of the excess of the aggregate amount of the Agreed Mark-Up collected by KBI with respect to the supply of Distribution Products pursuant to the KBI Supply Agreement (as such term is defined therein) over the aggregate amount of inter-affiliate mark-ups excluded in the computation of the Supply Price (as defined in the KBI Supply Agreement) for such products under Section 4.02 of the KBI Supply Agreement.

                  (b) After the First Commercial Sale of any Licensed Compound for which royalties are payable hereunder, KBI shall render to KBI-E within 25 days after the end of each calendar quarter a royalty report for such quarter as to the royalty payments due under this Section B.2 for such quarter and, within 30 days after the end of each calendar quarter, KBI shall pay the royalty payment due for such quarter. The royalty report shall state, in reasonable detail, (i) the aggregate amount of the Agreed Mark-Up collected by KBI with respect to the supply of Distribution Products pursuant to the KBI Supply Agreement, (ii) the aggregate amount of inter-affiliate mark-ups excluded in the computation of the Supply Price for such products under Section 4.02 of the KBI Supply Agreement, and (iii) such other information, if any, as may be necessary to compute the amount of royalties due pursuant to Section B.2(a). The royalty payment due for each quarter of any Calendar Year shall be an amount equal to
(x) the aggregate royalties due with respect to such Calendar Year through the end of such quarter less (y) the aggregate royalties theretofore paid with respect to such Calendar Year. All royalties payable pursuant to this Section
B.2 shall be paid in the aggregate to KBI-E or to a Person designated by KBI-E as agent. All such royalty payments shall be made in United States dollars in immediately available funds and to such place in the Territory as KBI-E may specify by notice to KBI from time to time. If any royalty payments have been made for any period and it is subsequently determined that such royalty payments total less or more than the aggregate royalty payments required to be made pursuant to this Section B.2, KBI or KBI-E shall pay promptly to the other such amount as will result in the aggregate royalties actually paid for such period equaling those required to be paid for such period.

                  (c) KBI shall keep, and shall cause its Affiliates and sublicensees to keep, true, accurate and complete records in sufficient detail to permit determination of royalties payable hereunder. Upon KBI-E's request, KBI shall permit an independent certified public accountant selected and paid by KBI-E (except one to whom KBI has some reasonable objection) to have reasonable access during ordinary business hours to such of KBI's, its Affiliates' and sublicensees' records as may be necessary in such accountant's judgment to


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permit it to attest that the royalties paid or payable hereunder conform to the terms of this Agreement. This right to request a review for any Calendar Year shall terminate two years after the close of each Calendar Year in respect of royalties paid or payable for such Calendar Year. Such accountant shall keep its findings confidential and shall not disclose to KBI-E (or any of its Affiliates) any information except that it shall report to KBI-E (i) its findings and any other information relating to the accuracy of the reports and payments made, or required to be made, under this Section B.2, (ii) interpretations of the terms of this Agreement applied by KBI to its computation of royalties payable hereunder, and (iii) any restrictions on access to KBI's and its Affiliates' and sublicensees' data which the accountant deems to be a restriction of scope with respect to the attestation engagement. In no event shall quantities or prices to individual customers be disclosed to KBI-E (or any of its Affiliates) or any other Person.

         3. Infringement. KBI shall promptly inform KBI-E of any infringement, potential infringement or suspected infringement within the Territory of any Licensed Patent or Technical Information.

C.       TERM

         1. This Agreement shall be subject and subordinate to the KBI License, shall be co-extensive in duration to the KBI License, and shall automatically terminate upon any termination of the KBI License, for any reason; provided, however, that upon any termination of the license or option for any Compound subject to the KBI License, this Agreement shall terminate only to the extent of such termination of the KBI License.

         2. This Agreement shall terminate effective on the Assignment Date (as such term is defined in the KBI-E Asset Option Agreement) with respect to all Compounds, other than with respect to the Compounds omeprazole and perprazole, if either KB or KBI-E exercises its Assignment Right (as such term is defined in the KBI-E Asset Option Agreement) or the Required Sale (as such term is defined in the KBI Asset Option Agreement) occurs under the KBI-E Asset Option Agreement.

D.       CONFIDENTIALITY AND PERMITTED DISCLOSURE EXCEPTIONS

         1. Each party shall maintain in strict confidence all Confidential Information pursuant to and in accordance with Sections 4.1 and 4.2 of the Master Restructuring Agreement; provided, however, that:

                  (a) KBI may disclose such information (other than any privileged and work product-protected information that may have been shared by the other party pursuant to any common or joint interest agreement) to any governmental agency or authority to the extent necessary to obtain the approval of any agency or authority to make, have made, use or sell any Compound for the purposes contemplated by this Agreement; provided, further, however, to the extent permitted by applicable law, such disclosure shall be made on a confidential and restricted basis; and

                  (b) KBI-E may disclose such information (other than any privileged and work product-protected information that may have been shared by the other party pursuant to any common or joint interest agreement) to any governmental agency or authority to the extent


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necessary to obtain the approval of any agency or authority to make, have made, use or sell any Compound to the extent provided in the KBI License; provided, further, however, to the extent permitted by applicable law, such disclosure shall be made on a confidential and restricted basis.

E.       DISCLAIMER; LIMITATION OF DAMAGES

         1. Except for the express representations and warranties set forth in the Master Restructuring Agreement and in the Ancillary Agreements, neither Party makes any representation or warranty of any kind, express or implied, written or oral, including, without limitation, any representation or warranty with respect to the value, adequacy, freedom from fault of, or the quality, efficiency, suitability, characteristics or usefulness of, or merchantability or fitness for a particular purpose of, any Compound, or of any Licensed Patents, Technical Information, Trademarks or other information, data or know-how relating in any way to any Compound; provided, however, nothing contained in this Section E.1 shall be deemed a waiver of, or be deemed to limit, the obligations of each party hereunder.

         2. In no event shall either party be liable for special, indirect, incidental or consequential damages ("Special Losses") arising under or in connection with this Agreement, or the performance of, or failure to perform, any obligations hereunder, whether in contract, warranty, negligence, tort, strict liability or otherwise; provided, however, that the foregoing shall not apply in the case of willful misconduct or gross negligence of any party or any of its Affiliates, or to any Special Losses which are incurred by any party or any of its Affiliates to any Non-Affiliate of such party; and provided further that the Parties agree that Special Losses shall not include any amounts set forth in Section 10.6 (w), (x), (y) or (z) of the Master Restructuring Agreement.

F.       INDEMNIFICATION

         1. Indemnification by KBI-E. KBI-E shall indemnify and hold harmless KBI and each of its officers, directors, employees and agents (each, a "KBI-E Indemnitee") from and against any and all losses, damages, liabilities or expenses (including reasonable attorney's fees and other costs of defense) (collectively, "Losses") in connection with any and all actions, suits, claims or demands (collectively, "Claims") that may be brought or instituted against any KBI-E Indemnitee by any Non-Affiliate of KBI based on or arising out of the manufacture, use, further licensing, sublicensing or sale of any Licensed Compound licensed hereunder, including, without limitation, any investigation by any governmental agency with respect to the quality of such Licensed Compound, or any claim for death or personal injury or property damage asserted by any user of such Licensed Compound. Such indemnification shall be net of any recovery received by KBI pursuant to the Manufacturing Agreement or otherwise in respect of such Claims.

         2. Indemnification Procedures. As promptly as practicable after any KBI-E Indemnitee obtains knowledge of any action, suit, claim or demand as to which it will or may be entitled to indemnity under Section F.1, such KBI-E Indemnitee shall give notice to KBI-E. KBI-E shall be entitled to assume control of the defense or settlement of such action, suit, claim or demand, provided, however, that (i) the KBI-E Indemnitee shall be entitled to participate in the defense of such matter and to employ counsel of its own choosing and at its own expense to


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assist in the handling of such matter, and (ii) KBI-E shall obtain the prior written approval of the KBI-E Indemnitee, which approval shall not be unreasonably withheld or delayed, before entering into any settlement of such matter or ceasing to defend against such matter.

G.       ARBITRATION

         Subject to Section 9.4 of the Master Restructuring Agreement, any dispute, controversy or claim between KBI and KBI-E arising out of or related to this Agreement, or the interpretation or breach hereof, shall be settled by binding arbitration pursuant to the principles and procedures set forth in
Article 9 of the Master Restructuring Agreement.

H.       MISCELLANEOUS


         1. KBI acknowledges and agrees that the provisions of Sections D and E hereof also shall apply directly between KBI and KB, and KBI and KBI-E acknowledge and agree that this Agreement (other than Section B.2) may not be amended, modified, supplemented, waived or terminated without the prior written consent of KB; provided, however, that the royalties provided for in Section B.2 shall not exceed 100% of the aggregate Agreed Mark-Up collected by KBI pursuant to the KBI Supply Agreement.

         2. This Agreement shall inure to the benefit of and be binding upon the parties and their respective successors and permitted assigns. KB shall be a third-party beneficiary of this Agreement and shall have the right to enforce this Agreement against each of the parties hereto. Neither party shall assign this Agreement or any of its rights and obligations hereunder without the prior written consent of the other party and KB. Any such permitted assignee or assignees shall expressly assume the due and punctual performance of all obligations which are so assigned, and any such assignment shall not release the assignor from such obligations except to the extent that they are performed by the assignee or assignees.

         3. This Agreement shall be construed and governed in accordance with the laws of the State of New York without regard to any choice of law rules other than Section 5-1401 of the New York General Obligations Law.


         4. Any notice, request or other communication under or with respect to this Agreement shall be in writing and shall be deemed to have been duly given upon receipt of: hand delivery; certified or registered mail, return receipt requested; overnight courier service; or telecopy transmission with confirmation of receipt to either party at its address set forth below:



                  If to KBI, to:    Astra Merck Inc.
                                    c/o Merck & Co., Inc.
                                    One Merck Drive
                                    P.O. Box 100
                                    Whitehouse Station, New Jersey   08889-0100
                                    U.S.A.
                                    Attention:  Secretary
                                    Telecopier:  908-735-1246


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                  If to KBI-E, to:  Astra Merck Enterprises Inc.
                                    c/o Merck & Co., Inc.
                                    One Merck Drive
                                    P.O. Box 100
                                    Whitehouse Station, New Jersey   08889-0100
                                    U.S.A.
                                    Attention:  Secretary
                                    Telecopier:  908-735-1246

         Either party by written notice to the other party in accordance with the above may change the address to which such notices, requests or other communications to it shall be directed.

         5. Subject to the provisions of Section H.1, this Agreement may be amended, modified or supplemented only by a written instrument duly executed by each party, and may be waived only by a written instrument duly executed by the party to be bound. No omission or delay on the part of either party in requiring the due and punctual fulfillment by the other party of any of its obligations hereunder shall constitute a waiver by the omitting or delaying party of any of its rights to require such due and punctual fulfillment of any obligation hereunder, whether similar or otherwise, or a waiver of any remedy it may have hereunder or otherwise.


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         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

                                       ASTRA MERCK ENTERPRISES INC.



                                       By: /s/ Peter E. Nugent
                                           -------------------------------
                                           Name: Peter E. Nugent
                                           Title: President



                                       ASTRA MERCK INC.



                                       By: /s/ Peter E. Nugent
                                           -------------------------------
                                           Name: Peter E. Nugent
                                           Title: President


Acknowledged and consented to:



ASTRA AB
     (publ)

By: /s/ Goran Lerenius
    -------------------------------
    Name: Goran Lerenius
    Title: Authorized Signatory


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